For immediate release
July 26, 2007                                                                                                                                                                                                                                                                                         (publié également en français)

Petro-Canada Delivers Strong Second Quarter Earnings; Upstream Production Continues to Grow

Highlights

•	On track to deliver 15% growth in upstream production, compared with 2006
•	Proceeding to front-end engineering and design (FEED) on the Fort Hills oil sands project
•	Renewed share buyback program and repurchased 8 million shares in the quarter

Calgary - Petro-Canada announced today second quarter operating earnings from continuing operations adjusted for unusual items of $805 million ($1.63/share), compared with $474 million ($0.94/share) in the second quarter of 2006. Second quarter 2007 cash flow from continuing operating activities before changes in non-cash working capital was $1,350 million ($2.74/share), compared with $754 million ($1.49/share) in the same quarter of last year.

Net earnings from continuing operations were $845 million ($1.71/share) in the second quarter of 2007, compared with $472 million ($0.93/share) in the same period of 2006. Net earnings include unrealized gains or losses on derivative contracts, and gains or losses on foreign currency translation and disposal of assets.

“Our record quarter was due to a strong integrated portfolio, solid operations and a robust business environment,” said Ron Brenneman, president and chief executive officer.

Second Quarter Results

	Three months ended June 30,		Six months ended June 30,
(millions of Canadian dollars, except per share and share amounts)	2007	2006	2007	2006
Consolidated Results
Operating earnings adjusted for unusual items (1)	$805	$474	$1,385	$978
Net earnings	845	472	1,435	678
Cash flow (2)	$1,350	$754	$2,516	$1,628
Consolidated Results from Continuing Operations (3)
Operating earnings from continuing operations adjusted for unusual items (1)	$805	$474	$1,385	$960
- $/share	1.63	0.94	2.80	1.89
Net earnings from continuing operations	845	472	1,435	526
- $/share	1.71	0.93	2.90	1.03
Cash flow from continuing operating activities before changes in non-cash working capital	1,350	754	2,516	1,611
- $/share	2.74	1.49	5.08	3.17
Dividends - $/share	0.13	0.10	0.26	0.20
Share buyback program	428	350	515	826
- millions of shares	8.0	7.1	10.0	15.9
Capital expenditures for continuing operations	$783	$775	$1,516	$1,542
Weighted-average common shares outstanding (millions of shares)	493.1	505.3	495.1	508.8

(1)
Operating earnings adjusted for unusual items (which represent net earnings, excluding gains or losses on foreign currency translation and on disposal of assets, the unrealized gains or losses associated with the Buzzard derivative contracts, mark-to-market valuations of stock-based compensation, income tax adjustments and insurance proceeds) are used by the Company to evaluate operating performance.

(2)	From operating activities before changes in non-cash working capital.
(3)
On January 31, 2006, Petro-Canada closed the sale of its mature Syrian producing assets. These assets and associated results are reported as discontinued operations and are excluded from continuing operations.

Operating Highlights

Second quarter production from continuing operations averaged 425,000 barrels of oil equivalent per day (boe/d) net to Petro-Canada in 2007, up significantly from 326,000 boe/d net in the same quarter of 2006. Higher volumes reflected the addition of North Sea projects (Buzzard, De Ruyter and L5b-C) and higher East Coast Canada and Oil Sands production. This was slightly offset by declines in the North American Natural Gas business. Production in the second quarter of 2006 was reduced by the shutdown of Terra Nova.

In the Downstream, solid execution, combined with unprecedented refining margins and strong North American petroleum product demand, delivered excellent second quarter results.

The Company updates its annual production and capital and exploration expenditure outlook at mid-year. Full year upstream production from continuing operations is expected to be in the 400,000 boe/d to 420,000 boe/d range in 2007, slightly higher than the 390,000 boe/d to 420,000 boe/d production outlook previously provided. The 2007 capital and exploration expenditure program is expected to be $4,115 million, up slightly from the prior guidance of $4,060 million.

“We will continue to focus on execution, increasing our production by 15% compared with last year, and advancing our five major growth projects,” said Brenneman.

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006
Upstream - Consolidated (1)
Production before royalties
Crude oil and natural gas liquids (NGL) production net (thousands of barrels/day - Mb/d)	304.3	205.0	292.4	225.2
Natural gas production net, excluding injectants (millions of cubic feet/day - MMcf/d)	721	726	734	757
Total production net (thousands of barrels of oil equivalent/day - Mboe/d) (2)	425	326	415	351
Average realized prices
Crude oil and NGL ($/barrel - $/bbl)	70.14	73.18	66.73	68.67
Natural gas ($/thousand cubic feet - $/Mcf)	6.79	6.31	7.06	7.54
Upstream - Continuing Operations
Production from continuing operations before royalties
Crude oil and NGL production net (Mb/d)	304.3	205.0	292.4	215.0
Natural gas production net, excluding injectants (MMcf/d)	721	726	734	753
Total production net (Mboe/d) (2)	425	326	415	340
Average realized prices from continuing operations
Crude oil and NGL ($/bbl)	70.14	73.18	66.73	68.52
Natural gas ($/Mcf)	6.79	6.31	7.06	7.53
Downstream
Petroleum product sales (thousands of cubic metres/day - m3/d)	51.7	51.5	52.4	50.7
Average refinery utilization (%)	102	80	99	89
Downstream operating earnings after-tax (cents/litre)	5.4	2.9	4.6	2.3

(1)	Includes discontinued operations.
(2)	Total production includes natural gas converted at six Mcf of natural gas for one bbl of oil.

PETRO-CANADA

Outlook

Operational Updates

•	White Rose successfully completed its 16-day maintenance turnaround in July 2007

Major Project Milestones

•	Edmonton refinery conversion project construction 34% complete at the end of the second quarter and on track for startup in the fourth quarter of 2008
•	Montreal coker investment decision expected in the fourth quarter of 2007
•	Syria gas development FEED to be completed early in 2008
•	MacKay River expansion regulatory decision anticipated in the third quarter of 2007, with sanction decision early in 2008
•	Fort Hills project FEED expected to be completed mid-2008, with a final investment decision planned for the third quarter of 2008

Petro-Canada is one of Canada’s largest oil and gas companies, operating in both the upstream and downstream sectors of the industry in Canada and internationally. The Company creates value by responsibly developing energy resources and providing world class petroleum products and services. Petro-Canada is proud to be a National Partner to the Vancouver 2010 Olympic and Paralympic Winter Games. Petro-Canada’s common shares trade on the Toronto Stock Exchange (TSX) under the symbol PCA and on the New York Stock Exchange (NYSE) under the symbol PCZ.

For more information, please contact:
INVESTOR AND ANALYST INQUIRIES	MEDIA AND GENERAL INQUIRIES

Ken Hall	Michelle Harries
Investor Relations	Corporate Communications
403-296-7859	403-296-3648

www.petro-canada.ca

PETRO-CANADA

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Management’s Discussion and Analysis (MD&A), dated July 26, 2007, is set out in pages 4 to 28 and should be read in conjunction with the unaudited Consolidated Financial Statements of the Company for the three months ended March 31, 2007 and the six months ended June 30, 2007; the MD&A for the year ended December 31, 2006; the audited Consolidated Financial Statements for the year ended December 31, 2006 and the Company’s 2006 Annual Information Form (AIF), dated March 22, 2007. Amounts are in Canadian dollars unless otherwise specified.

NON-GAAP MEASURES

Cash flow from continuing operating activities before changes in non-cash working capital is commonly used in the oil and gas industry and by Petro-Canada to assist management and investors in analysing operating performance, leverage and liquidity. In addition, the Company’s capital budget is prepared using anticipated cash flow from continuing operating activities before changes in non-cash working capital, as the timing of collecting receivables or making payments is not considered relevant for capital budgeting purposes. Operating earnings represent net earnings, excluding gains or losses on foreign currency translation and disposal of assets and unrealized gains or losses on the mark-to-market valuation of the derivative contracts associated with the Buzzard acquisition. Operating earnings adjusted for unusual items represent operating earnings, excluding mark-to-market valuations of stock-based compensation, income tax adjustments and insurance proceeds and surcharges. Operating earnings and operating earnings adjusted for unusual items are used by the Company to evaluate operating performance. Cash flow from continuing operating activities before changes in non-cash working capital, operating earnings and operating earnings adjusted for unusual items do not have a standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and, therefore, may not be comparable with the calculations of similar measures for other companies. For reconciliation of the operating earnings, operating earnings adjusted for unusual items and cash flow from continuing operating activities before changes in non-cash working capital amounts to the associated GAAP measure, refer to the tables on pages 10 and 28 of this MD&A.

LEGAL NOTICE - FORWARD-LOOKING INFORMATION

This quarterly report contains forward-looking information. You can usually identify this information by such words as "plan," "anticipate,""forecast," "believe," "target," "intend," "expect," "estimate," "budget" or other similar wording suggesting future outcomes or statements about an outlook. Below are examples of references to forward-looking information:

•  business strategies and goals
•  future investment decisions
•  outlook (including operational updates and strategic milestones)
•  future capital, exploration and other expenditures
•  future resource purchases and sales
•  construction and repair activities
•  turnarounds at refineries and other facilities
•  anticipated refining margins
•  future oil and gas production levels and the sources of their growth
•  project development, and expansion schedules and results
•  future exploration activities and results and dates by which certain areas may be developed or may come on-stream

•  retail throughputs
•  pre-production and operating costs
•  reserves and resources estimates
•  royalties and taxes payable
•  production life-of-field estimates
•  natural gas export capacity
•  future financing and capital activities (including purchases of Petro-Canada common shares under the  Company's normal course issuer bid (NCIB) program)
•  contingent liabilities (including potential exposure to losses related to retail licensee agreements)
•  environmental matters
•  future regulatory approvals

Such forward-looking information is subject to known and unknown risks and uncertainties. Other factors may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such information. Such factors include, but are not limited to,

•  industry capacity
•  imprecise reserves estimates of recoverable quantities of oil, natural gas and liquids from resource plays, and other sources not currently classified as reserves
•  the effects of weather and climate conditions
•  the results of exploration and development drilling, and related activities
•  the ability of suppliers to meet commitments
•  decisions or approvals from administrative tribunals
•  risks attendant with domestic and international oil and gas operations
•  expected rates of return

•  general economic, market and business conditions
•  competitive action by other companies
•  fluctuations in oil and gas prices
•  refining and marketing margins
•  the ability to produce and transport crude oil and natural gas to markets
•  fluctuations in interest rates and foreign currency exchange rates
•  actions by governmental authorities (including changes in taxes, royalty rates and resource-use strategies)
•  changes in environmental and other regulations
•  international political events
•  nature and scope of actions by stakeholders and/or the general public

PETRO-CANADA

Many of these and other similar factors are beyond the control of Petro-Canada. Petro-Canada discusses these factors in greater detail in filings with the Canadian provincial securities commissions and the United States (U.S.) Securities and Exchange Commission (SEC).

We caution readers that this list of important factors affecting forward-looking information is not exhaustive. Furthermore, the forward-looking information in this quarterly report is made as of July 26, 2007 and, except as required by applicable law, Petro-Canada does not update it publicly or revise it. This cautionary statement expressly qualifies the forward-looking information in this quarterly report.

Petro-Canada disclosure of reserves

Petro-Canada's qualified reserves evaluators prepare the reserves estimates the Company uses. The Canadian provincial securities commissions do not consider our reserves staff and management as independent of the Company. Petro-Canada has obtained an exemption from certain Canadian reserves disclosure requirements that allow the Company to make disclosure in accordance with SEC standards. This exemption allows comparisons with U.S. and other international issuers.

As a result, Petro-Canada formally discloses its reserves data and other oil and gas data using U.S. requirements and practices, and these may differ from Canadian domestic standards and practices. Note that when we use the term boe in this quarterly report, it may be misleading, particularly if used in isolation. A boe conversion ratio of six Mcf to one bbl is based on an energy equivalency conversion method. This method primarily applies at the burner tip and does not represent a value equivalency at the wellhead.

To disclose reserves in SEC filings, oil and gas companies must prove they are economically and legally producible under existing economic and operating conditions. Proof comes from actual production or conclusive formation tests. The use of terms such as "probable," "possible," "recoverable," or "potential reserves and resources" in this quarterly report does not meet the SEC guidelines for SEC filings.

The table below describes the industry definitions that we currently use:

Definitions Petro-Canada uses	Reference
Proved oil and gas reserves (includes both proved developed and proved undeveloped)	U.S. SEC reserves definition (Accounting Rules Regulation S-X 210.4-10, U.S. Financial Accounting Standards Board Statement No.-69)
Unproved reserves, probable and possible reserves	CIM (Petroleum Society) definitions (Canadian Oil and Gas Evaluation Handbook, Vol. 1 Section 5)
Contingent and prospective resources	Society of Petroleum Engineers, World Petroleum Congress and American Association of Petroleum Geologist definitions (approved February 2000)

There is no certainty that it will be economically viable or technically feasible to produce any portion of the resources. For use in this quarterly report, "total resources" means reserves plus resources.

SEC regulations do not define proved reserves from our oil sands mining operations as an oil and gas activity. These reserves are classified as a mining activity and are estimated in accordance with SEC Industry Guide 7. For internal management purposes, Petro-Canada views these reserves and their development as part of the Company’s total exploration and production operations.

Throughout this quarterly report, total Company reserves, total Company production, total Company reserves replacement and total Company reserves life index (RLI) on a before royalty basis are calculated using the sum of all oil and gas activities, and all oil sands mining activities. Before royalties, oil sands mining 2006 year-end proved reserves were 345 million barrels (MMbbls) and oil sands mining annual 2006 production was 11 MMbbls.

PETRO-CANADA

BUSINESS ENVIRONMENT

Market prices shown below influence average prices realized for crude oil, NGL, natural gas and petroleum products in the table on page 26.

UPSTREAM

Crude Oil

The continuing buildup in global crude inventories and a lessening of geopolitical tensions led to weaker oil prices in the second quarter of 2007, relative to the second quarter of 2006. The price of Dated Brent averaged $68.76 US/bbl in the second quarter of 2007, down 1% compared with $69.62 US/bbl in the second quarter of 2006. During the second quarter of 2007, the Canadian dollar averaged $0.91 US, up from $0.89 US in the second quarter of 2006.

As a result, Petro-Canada’s corporate-wide realized Canadian dollar prices for crude oil and NGL from continuing operations decreased 4%, from $73.18/bbl in the second quarter of 2006 to $70.14/bbl in the second quarter of 2007.

In the second quarter of 2007, the spread between Dated Brent and Mexican Maya narrowed to $13.45 US/bbl, compared with $14.90 US/bbl in the second quarter of 2006. In Canada, however, the spread between Edmonton Light and Western Canada Select (WCS) widened to $22.12/bbl in the second quarter of 2007, compared with $18.99/bbl in the second quarter of 2006. Canadian heavy crudes are being sold at larger discounts to light crude prices than what international light/heavy differentials would suggest. This is due to Canadian heavy crude oil production growing at a faster rate than North American refineries are investing in conversion equipment to process heavy feedstock.

Natural Gas

North American natural gas prices were higher in the second quarter of 2007, compared with the second quarter of 2006, reflecting renewed concern about future production growth given the decreased drilling programs announced by industry this year. In the second quarter of 2007, NYMEX Henry Hub natural gas prices averaged $7.56 US/million British thermal units (MMBtu), up 11% from $6.82 US/MMBtu in the second quarter of 2006.

Petro-Canada’s realized Canadian dollar prices for its North American Natural Gas business averaged $6.87/Mcf in the second quarter of 2007, up 11% from $6.17/Mcf in the second quarter of 2006, reflecting market price trends.

PETRO-CANADA

DOWNSTREAM

New York Harbor 3-2-1 refinery crack spreads(1) averaged $24.76 US/bbl in the second quarter of 2007, compared with $14.67 US/bbl in the second quarter of 2006. Record low levels of gasoline inventories entering the driving season, due to planned and unplanned refinery outages, resulted in record high gasoline crack spreads in the second quarter of 2007. Concern about the ability of refiners to build enough inventories to meet winter demand has been a key factor in supporting heating crack spreads in the second quarter of 2007.

The average market prices for the periods stated were:

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006
Dated Brent at Sullom Voe (US$/bbl)	68.76	69.62	63.26	65.69
West Texas Intermediate (WTI) at Cushing (US$/bbl)	65.03	70.70	61.60	67.09
Dated Brent-Maya FOB price differential (US$/bbl)	13.45	14.90	12.92	14.49
Edmonton Light (Cdn$/bbl)	72.24	78.70	70.01	74.10
Edmonton Light/WCS FOB price differential (Cdn$/bbl)	22.12	18.99	20.14	24.14
Natural gas at Henry Hub (US$/MMBtu)	7.56	6.82	7.26	7.95
Natural gas at AECO (Cdn$/Mcf)	7.69	6.54	7.73	8.10
New York Harbor 3-2-1 crack spread (US$/bbl) (1)	24.76	14.67	18.01	10.87
Exchange rate (US cents/Cdn$)	91.1	89.1	88.1	87.8
Average realized prices from continuing operations
Crude oil and NGL ($/bbl)	70.14	73.18	66.73	68.52
Natural gas ($/Mcf)	6.79	6.31	7.06	7.53

(1)
On January 1, 2007, the New York Harbor 3-2-1 crack spread calculation changed and it is now based on Reformulated Gasoline Blendstock for Oxygenate Blending (RBOB) gasoline (the base for blending gasoline with 10% denatured ethanol) as opposed to conventional gasoline. Due to this change in specification, the 2007 crack spread values are not directly comparable to 2006 values.

PETRO-CANADA

The following table shows the estimated after-tax effects that changes in certain factors would have had on Petro-Canada’s 2006 net earnings from continuing operations had these changes occurred. Amounts are in Canadian dollars unless otherwise specified.

		Annual net earnings impact	Annual net earnings impact
Factor (1), (2)	Change (+)	(millions of dollars)	($/share) (3)
Upstream
Price received for crude oil and NGL(4)	$1.00/bbl	$39	$0.08
Price received for natural gas	$0.25/Mcf	32	0.06
Exchange rate: Cdn$/US$ refers to impact on upstream earnings from continuing operations (5)	$0.01	(33)	(0.07)
Crude oil and NGL production	1,000 b/d	9	0.02
Natural gas production	10 MMcf/d	9	0.02
Downstream
New York Harbor 3-2-1 crack spread (6)	$0.10 US/bbl	5	0.01
Light/heavy crude price differential	$1.00 US/bbl	6	0.01
Corporate
Exchange rate: Cdn$/US$ refers to impact of the revaluation of U.S. dollar-denominated, long-term debt (7)	$0.01	$14	$0.03

(1)	The impact of a change in one factor may be compounded or offset by changes in other factors. This table does not consider the impact of any inter-relationship among the factors.
(2)	The impact of these factors is illustrative.
(3)	Per share amounts are based on the number of shares outstanding at December 31, 2006.
(4)	This sensitivity is based upon an equivalent change in the price of WTI and Dated Brent.
(5)	A strengthening Canadian dollar versus the U.S. dollar has a negative effect on upstream earnings from continuing operations.
(6)
On January 1, 2007, the New York Harbor 3-2-1 crack spread calculation changed and it is now based on Reformulated Gasoline Blendstock for Oxygenate Blending (RBOB) gasoline (the base for blending gasoline with 10% denatured ethanol) as opposed to conventional gasoline. Due to this change in specification, the 2007 crack spread values are not directly comparable to 2006 values.

(7)
A strengthening Canadian dollar versus the U.S. dollar has a positive effect on corporate earnings with respect to the Company’s U.S. denominated debt. The impact refers to gains or losses on $1.4 billion US of the Company’s U.S. denominated long-term debt and interest costs on U.S. denominated debt. Gains or losses on $1.1 billion US of the Company’s U.S. denominated long-term debt, associated with the self-sustaining International business segment and the U.S. Rockies operations included in the North American Natural Gas business segment are deferred and included as part of shareholders’ equity.

PETRO-CANADA

BUSINESS STRATEGY

Petro-Canada's strategy is to create shareholder value by improving the profitability of the base business and by delivering long-term, profitable growth.

In 2007, upstream production from continuing operations is expected to grow, consistent with guidance, by approximately 15%, compared with 2006, as new projects come on-stream. For the longer term, Petro-Canada’s capital program anticipates that five major projects, undertaken over the next several years, will add significantly to earnings and cash flow from continuing operating activities before changes in non-cash working capital. The Edmonton refinery is being converted to process 100% bitumen-based feedstock, with expected completion in the fourth quarter of 2008, and an investment decision on a new coker at the Montreal refinery is expected to be made in the fourth quarter of 2007. In addition, the Company is advancing two major Oil Sands developments (the MacKay River in situ expansion and the integrated Fort Hills mine/upgrader) and a natural gas development in Syria.

Strategic Priorities	Quarterly Progress
DELIVERING PROFITABLE GROWTH WITH A FOCUS ON OPERATED, LONG-LIFE ASSETS
•  completed Fort Hills design basis with Phase 1 estimated to cost $14.1 billion gross ($7.8 billion net)
•  Buzzard continued to ramp up toward peak production of 200,000 b/d gross (59,800 b/d net)
•  advanced construction of the Edmonton refinery conversion project, which is now 34% complete and on track for startup in the fourth quarter of 2008
•  received provincial regulatory approval to construct the proposed liquefied natural gas (LNG) re-gasification terminal at Gros-Cacouna, Quebec

DRIVING FOR FIRST QUARTILE OPERATION OF OUR ASSETS
•  achieved 91% reliability at Terra Nova
•  operated MacKay River at 91% reliability
•  maintained reliability around 99% at Western Canada natural gas processing facilities
•  delivered a combined reliability index of 93 at the Edmonton and Montreal refineries and the lubricants plant
•  grew convenience store sales by 11% and same-store sales by 8%, compared with the second quarter of 2006

MAINTAINING FINANCIAL DISCIPLINE AND FLEXIBILITY
•  ended the quarter with debt levels at 18.6% of total capital and a ratio of 0.6 times debt-to-cash flow from continuing operating activities before changes in non-cash working capital
•  repurchased 8 million common shares at an average price of $53.44/share for a total cost of $428 million

CONTINUING TO WORK AT BEING A RESPONSIBLE COMPANY
•  accumulated more than one million hours of work without a lost-time incident on the Hanze platform in the Netherlands sector of the North Sea
•  accumulated more than 3.5 million hours of work without a lost-time incident on the Edmonton refinery conversion project

STRATEGIC MILESTONES

Q3 2007	Q4 2007	Q1 2008
▼	▼	▼
▪ expect to receive a regulatory decision on the MacKay River expansion project
▪  double U.S. Rockies production from 2004 acquisition levels to 100 million cubic feet equivalent/day (MMcfe/d) by year end
▪  complete MacKay River capacity upgrade and tie-in fourth well pad
▪  make investment decision on potential 25,000 b/d coker at Montreal refinery
▪  achieve first production at Saxon in the United Kingdom (U.K.) sector of the North Sea
▪ complete Syria development FEED ▪ make investment decision on MacKay River expansion project

PETRO-CANADA

ANALYSIS OF CONSOLIDATED EARNINGS

Earnings Analysis

During the first quarter of 2006, Petro-Canada closed the sale of the Company’s mature producing assets in Syria. These assets and associated results are reported as discontinued operations and are excluded from continuing operations.

	Three months ended June 30,				Six months ended June 30,
(millions of Canadian dollars, except per share amounts)	2007	($/share)	2006	($/share)	2007	($/share)	2006	($/share)
Net earnings	$845	$1.71	$472	$0.93	$1,435	$2.90	$678	$1.33
Net earnings from discontinued operations	-		-		-		152
Net earnings from continuing operations	$845	$1.71	$472	$0.93	$1,435	$2.90	$526	$1.03
Foreign currency translation gain (1)	104		61		120		60
Unrealized loss on Buzzard derivative contracts (2)	(28)		(137)		(88)		(286)
Gain on sale of assets	6		16		47		18
Operating earnings from continuing operations	$763		$532		$1,356		$734
Stock-based compensation recovery (expense)	(97)		1		(89)		(41)
Income tax adjustments	48		57		48		(185)
Insurance proceeds	7		-		12		-
Operating earnings from continuing operations adjusted for unusual items	$805	$1.63	$474	$0.94	$1,385	$2.80	$960	$1.89
Operating earnings from discontinued operations adjusted for unusual items	-		-		-		18
Operating earnings adjusted for unusual items	$805	$1.63	$474	$0.94	$1,385	$2.80	$978	$1.92

(1)
Foreign currency translation reflects gains or losses on U.S. dollar-denominated long-term debt not associated with the self-sustaining International business unit and the U.S. Rockies operations included in the North American Natural Gas business unit.

(2)
As part of its acquisition of an interest in the Buzzard field in the U.K. sector of the North Sea in June 2004, the Company entered into derivative contracts for half of its share of estimated production for 3 1/2 years, starting July 1, 2007.

In the second quarter of 2007, operating earnings from continuing operations included a $97 million expense related to the mark-to-market valuation of stock-based compensation, a $48 million income tax recovery and $7 million of insurance proceeds related to mechanical failures at Terra Nova in 2006. In the second quarter of 2006, operating earnings from continuing operations included a $57 million income tax recovery and a $1 million recovery related to the mark-to-market valuation of stock-based compensation.

PETRO-CANADA

Earnings Variances

Q2/07 VERSUS Q2/06 FACTOR ANALYSIS

Operating Earnings from Continuing Operations Adjusted for Unusual Items
(millions of Canadian dollars, after-tax)

Operating earnings from continuing operations adjusted for unusual items increased to $805 million ($1.63/share) in the second quarter of 2007, compared with $474 million ($0.94/share) in the second quarter of 2006. Higher upstream production, realized natural gas prices and Downstream refining margins were partially offset by lower realized crude oil and NGL prices, higher operating, general and administrative (G&A) expenses, increased depreciation, depletion, and amortization (DD&A), and exploration expenses.

(1)	Upstream volumes include the portion of DD&A expense associated with changes in upstream production levels.
(2)	Other mainly includes interest expense, foreign exchange, changes in effective tax rates and upstream inventory movements.

Operating Earnings from Continuing Operations Adjusted for Unusual Items by Segment
(millions of Canadian dollars, after-tax)

Operating earnings from continuing operations adjusted for unusual items on a segmented basis increased 70% to $805 million in the second quarter of 2007, compared with $474 million in the second quarter of 2006. The increase in second quarter operating earnings from continuing operations adjusted for unusual items reflected higher Downstream, East Coast Canada and International operating earnings adjusted for unusual items. The results were partially offset by lower North American Natural Gas and Oil Sands operating earnings adjusted for unusual items and higher Shared Services costs.

Net earnings in the second quarter of 2007 were $845 million ($1.71/share), compared with $472 million ($0.93/share) during the same period in 2006. Net earnings include gains or losses on foreign currency translation, unrealized gains or losses on Buzzard derivative contracts, and gains or losses on asset sales. Net earnings in the second quarter of 2007 were higher than in the second quarter of 2006 due to higher foreign currency translation gains and lower unrealized losses on the Buzzard derivative contracts, partially offset by lower gains on asset sales.

During the second quarter of 2007, cash flow from continuing operating activities before changes in non-cash working capital was $1,350 million ($2.74/share), up from $754 million ($1.49/share) in the same quarter of 2006. The increase in cash flow from continuing operating activities before changes in non-cash working capital reflected higher operating earnings from continuing operations.

PETRO-CANADA

Quarterly Financial Information

	Three months ended
(millions of Canadian dollars, except per share amounts)	June 30 2007	March 31 2007	Dec. 31 2006	Sept. 30 2006	June 30 2006	March 31 2006	Dec. 31 2005	Sept. 30 2005
Total revenue from continuing operations	$5,478	$4,841	$4,550	$5,201	$4,730	$4,188	$4,838	$4,721

Net earnings from continuing operations	$845	$590	$384	$678	$472	$54	$668	$593
Per share - basic	1.71	1.19	0.77	1.36	0.93	0.11	1.29	1.14
- diluted	1.70	1.18	0.76	1.34	0.92	0.10	1.28	1.13

Net earnings	$845	$590	$384	$678	$472	$206	$714	$614
Per share - basic	1.71	1.19	0.77	1.36	0.93	0.40	1.38	1.19
- diluted	1.70	1.18	0.76	1.34	0.92	0.40	1.36	1.17

UPSTREAM

Production from Continuing Operations

Petro-Canada converts volumes of natural gas to oil equivalent at a rate of six Mcf of natural gas to one bbl of oil. Production volumes disclosed refer to net working interest before royalties, unless otherwise specified.

In the second quarter of 2007, production from continuing operations increased for the fourth consecutive quarter. In the second quarter of 2007, production from continuing operations averaged 425,000 boe/d net to Petro-Canada, up significantly from 326,000 boe/d net in the same quarter of 2006. Higher volumes reflected the addition of North Sea projects (Buzzard, De Ruyter and L5b-C) and higher East Coast Canada and Oil Sands production. This was slightly offset by declines in the North American Natural Gas business. Production in the second quarter of 2006 was reduced by the shutdown of Terra Nova.

Exploration Update
In the first half of 2007, the Company and/or its partners drilled eight of the up to 20 well program planned for the year. Two of the eight wells have been suspended as natural gas discoveries (van Nes and van Brakel in the Netherlands sector of the North Sea), two of the wells have been abandoned as dry holes (Al Houlou in Syria and one Alaskan well) and the remaining four are still being evaluated (Dee in the U.K. sector of the North Sea, AA13-12 in Libya and two wells in Alaska). A second well in Syria, the Al Dahramat well, was spud in June.

2007 Consolidated Net Production Outlook From Continuing Operations

Upstream production from continuing operations is expected to be in the 400,000 boe/d to 420,000 boe/d range in 2007, slightly higher than the 390,000 boe/d to 420,000 boe/d range provided in the production outlook on December 14, 2006. Slightly higher than forecast production in East Coast Canada and the North Sea reflects solid year-to-date volumes from Terra Nova and the ramp up of Buzzard, respectively. This was partially offset by lower volumes in Other International due to an Organization of the Petroleum Exporting Countries (OPEC) production quota in Libya.

Factors that may impact production during the remainder of 2007 include reservoir performance, drilling results, facility reliability, startup of Saxon and successful execution of planned turnarounds.

	2007 Outlook (+/-)	2007 Outlook (+/-)
(thousands of boe/d net)	As at July 26, 2007	As at December 14, 2006
North American Natural Gas
- Natural gas	97	97
- Liquids	13	13
Oil Sands
- Syncrude	34	34
- MacKay River	24	24
International & Offshore
East Coast Canada	95	87
International
- North Sea	90	85
- Other International	57	60
Total continuing operations	400 - 420	390 - 420

PETRO-CANADA

North American Natural Gas

	Three months ended June 30,		Six months ended June 30,
(millions of Canadian dollars)	2007	2006	2007	2006
Net earnings	$81	$97	$193	$236
Gain on sale of assets	1	-	41	-
Operating earnings	$80	$97	$152	$236
Income tax adjustments	1	6	1	6
Operating earnings adjusted for unusual items	$79	$91	$151	$230
Cash flow from continuing operating activities before changes in non-cash working capital	$220	$174	$417	$438

North American Natural Gas facilities operated reliably in the second quarter of 2007, enabling the business to maintain its full-year production guidance at 660 MMcfe/d.

In the second quarter of 2007, North American Natural Gas contributed $79 million of operating earnings adjusted for unusual items, compared with $91 million in the second quarter of 2006. Lower volumes, combined with increased DD&A and exploration expenses, partially offset by higher realized natural gas prices, contributed to lower operating earnings adjusted for unusual items.

Net earnings for North American Natural Gas were $81 million in the second quarter of 2007, down from $97 million in the second quarter of 2006. Net earnings in the second quarter of 2007 included a gain on asset disposal of $1 million and a $1 million future income tax recovery, compared with a $6 million future income tax recovery in the second quarter of 2006.

North American Natural Gas Production and Pricing

In the second quarter of 2007, North American Natural Gas production declined by 2%, compared with the same period in 2006. Lower production reflected the sale of the Brazeau and West Pembina assets and anticipated natural declines in Western Canada, partially offset by higher natural gas production in the U.S. Rockies.

Realized natural gas prices in Western Canada increased by 15% in the second quarter of 2007, compared with the same quarter of 2006, consistent with market price trends. U.S. Rockies realized natural gas prices decreased 21% in the second quarter of 2007, compared with the second quarter of 2006, reflecting ongoing pipeline constraints.

	Second Quarter 2007	Second Quarter 2006
Production net (MMcfe/d) (1)
Western Canada	598	638
U.S. Rockies	77	52
Total North American Natural Gas production net	675	690
Western Canada realized natural gas price (Cdn$/Mcf) (1)	$7.11	$6.17
U.S. Rockies realized natural gas price (Cdn$/Mcf) (1)	$4.86	$6.15

(1)	For North American Natural Gas crude oil and NGL production and average realized prices, refer to the charts on pages 25 and 26, respectively.

Petro-Canada operated gas plants and facilities in Western Canada delivered 99% reliability in the second quarter of 2007. The Company is gearing up for its summer drilling program, where 200 wells are expected to be drilled in Western Canada and the U.S. Rockies.

U.S. Rockies production increased to 77 MMcfe/d in the second quarter of 2007, an increase of 48% compared with the same quarter of 2006. This was largely due to the ramp up of production from the Wild Turkey field. U.S. Rockies production is targeted to increase to 100 MMcfe/d by the end of 2007; however, the Company continues to face ongoing pipeline constraints.

PETRO-CANADA

Scheduled Turnarounds

No major turnarounds are planned at the Company’s natural gas processing facilities for 2007.

Other Developments

On June 27, 2007, after nearly three years of consultation with the local community and government authorities, the Quebec government granted a decree approving the proposal to construct the Gros-Cacouna LNG re-gasification terminal. On July 17, 2007, the National Energy Board (NEB) approved an earlier application by TransCanada PipeLines Limited for a natural gas pipeline receipt point at Gros-Cacouna, Quebec. In its decision, the NEB also reaffirmed a rolled-in toll methodology for the proposed pipeline extension project consistent with that used for TransCanada’s integrated pipeline system. Application has yet to be made to the Canadian government for approval to build a pipeline that would link the terminal’s production to the Eastern Canadian natural gas distribution network.

Oil Sands

	Three months ended June 30,		Six months ended June 30,
(millions of Canadian dollars)	2007	2006	2007	2006
Net earnings (1)	$34	$101	$77	$82
Gain on sale of assets	1	-	1	-
Operating earnings	$33	$101	$76	$82
Income tax adjustments	7	44	7	44
Operating earnings adjusted for unusual items	$26	$57	$69	$38
Cash flow from continuing operating activities before changes in non-cash working capital	$99	$108	$214	$137

(1)
Oil Sands bitumen inventory movements increased net earnings by $1 million before-tax ($1 million after-tax) and $4 million before-tax ($3 million after-tax) for the three and six months ended June 30, 2007, respectively. The same factor increased net earnings $2 million before-tax ($1 million after-tax) for the three and six months ended June 30, 2006.

Fort Hills design basis and preliminary cost estimate was completed and the project is proceeding with FEED. A final investment decision is planned for the third quarter of 2008.

Oil Sands recorded operating earnings adjusted for unusual items of $26 million in the second quarter of 2007, down from $57 million in the second quarter of 2006. Lower realized prices for Syncrude and MacKay River bitumen, higher operating costs primarily associated with the Syncrude Coker 8-3 turnaround and an unplanned maintenance outage at MacKay River were partially offset by higher volumes at both Syncrude and MacKay River.

In the second quarter of 2007, Oil Sands net earnings were $34 million, down from $101 million in the second quarter of 2006. Net earnings in the second quarter of 2007 included a $7 million future income tax recovery and a gain on asset disposal of $1 million, compared with a $44 million future income tax recovery in the second quarter of 2006.

PETRO-CANADA

Oil Sands Production and Pricing

Syncrude production was up 9% in the second quarter of 2007, compared with the second quarter of 2006, reflecting the Stage III expansion partially offset by the Coker 8-3 turnaround. Syncrude realized prices were 2% lower in the second quarter of 2007, compared with the second quarter of 2006.

MacKay River production was up 25% in the second quarter of 2007, compared with the same period of 2006, due primarily to incremental production from the third well pad. This was partially offset by unplanned cogeneration plant maintenance in May 2007. MacKay River realized bitumen prices were 35% lower in the second quarter of 2007, compared with the second quarter of 2006. Lower realized bitumen prices reflect lower WTI crude oil prices combined with refinery heavy crude oil processing issues in the U.S. Midwest.

	Second Quarter 2007	Second Quarter 2006
Production net (b/d)
Syncrude	31,500	28,900
MacKay River	20,900	16,700
Total Oil Sands production net	52,400	45,600
Syncrude realized crude price ($/bbl)	$76.71	$78.38
MacKay River realized bitumen price ($/bbl)	$25.58	$39.37

In the second quarter of 2007, Syncrude completed the maintenance turnaround on Coker 8-3, increasing the throughput on the unit. Since the unit returned to service in June, it has operated at or near design capacity, enabling Syncrude to run the other two cokers at reduced rates.

Fort Hills Project

In June 2007, Petro-Canada and its partners in the Fort Hills integrated mine and upgrader project completed and announced the design basis and preliminary cost estimate for the project. The first phase of the project is planned to produce 140,000 b/d gross of synthetic crude oil (77,000 b/d net). Associated bitumen production is expected to be about 160,000 b/d gross (88,000 b/d net). First bitumen production is expected to begin in the fourth quarter of 2011, with first synthetic crude oil production from the Sturgeon Upgrader anticipated in the second quarter of 2012. The preliminary capital cost estimate for the mine and upgrading components of the first phase of Fort Hills is $14.1 billion gross ($7.8 billion net).

The project is advancing with FEED, which is expected to be completed mid-2008, and the project sanction decision is planned in the third quarter of 2008.

MacKay River Expansion Project

Work continued on the design basis memorandum for the proposed MacKay River 40,000 b/d in situ expansion project, which is targeting first production in late 2010. A regulatory decision on the proposed project is anticipated in the third quarter of 2007, with project sanction decision expected in 2008.

Scheduled Turnarounds

No major turnarounds are planned at Syncrude or MacKay River for the remainder of 2007.

PETRO-CANADA

International & Offshore

In the first quarter of 2007, the Company combined its East Coast Canada and International businesses under one management structure. The change leverages and grows the capabilities of similar operations. The combined East Coast Canada and International operations are now referred to as International & Offshore.

East Coast Canada

	Three months ended June 30,		Six months ended June 30,
(millions of Canadian dollars)	2007	2006	2007	2006
Net earnings and operating earnings (1)	$334	$254	$590	$483
Terra Nova insurance proceeds	7	-	7	-
Income tax adjustments	5	37	5	37
Operating earnings adjusted for unusual items	$322	$217	$578	$446
Cash flow from continuing operating activities before changes in non-cash working capital	$420	$266	$777	$558

(1)
East Coast Canada crude oil inventory movements increased net earnings by $2 million before-tax ($1 million after-tax) and $25 million before-tax ($17 million after-tax) for the three and six months ended June 30, 2007, respectively. The same factor increased net earnings by $13 million before-tax ($9 million after-tax) and $25 million before-tax ($16 million after-tax) for the three and six months ended June 30, 2006, respectively.

Terra Nova, White Rose and Hibernia operated reliably in the quarter, delivering record quarterly East Coast Canada operating earnings.

In the second quarter of 2007, East Coast Canada contributed $322 million of operating earnings adjusted for unusual items, up from $217 million in the second quarter of 2006. Higher volumes at Terra Nova and White Rose were partially offset by lower production at Hibernia and increased DD&A.

Net earnings for East Coast Canada were $334 million in the second quarter of 2007, up from $254 million in the second quarter of 2006. Net earnings in the second quarter of 2007 included $7 million of insurance proceeds related to mechanical failures at Terra Nova in 2006 and a $5 million future income tax recovery. In the second quarter of 2006, net earnings included a $37 million future income tax recovery.

East Coast Canada Production and Pricing

In the second quarter of 2007, East Coast Canada production increased 69%, compared with the same period in 2006. Solid operations at Terra Nova and stronger volumes at White Rose contributed to the increase. Hibernia production was lower in the second quarter of 2007, compared with the second quarter of 2006, due to anticipated natural declines. Production in the second quarter of 2006 was reduced by the shutdown of Terra Nova in June.

During the second quarter of 2007, East Coast Canada realized crude prices were relatively unchanged, compared with the second quarter of 2006.

	Second Quarter 2007	Second Quarter 2006
Production net (b/d)
Terra Nova	41,200	7,000
Hibernia	33,100	36,900
White Rose	34,100	20,200
Total East Coast Canada production net	108,400	64,100
Average realized crude price ($/bbl)	$75.29	$75.85

The Terra Nova Floating Production Storage and Offloading (FPSO) vessel operated at 91% reliability in the second quarter of 2007. The FPSO completed its regulatory turnaround in June. This planned turnaround was completed in seven days, rather than the originally anticipated 10 days. In December 2006, the Terra Nova FPSO encountered a mechanical issue in a swivel connection on the turret system that supports water injection to the reservoir. An interim repair was completed in late December and Terra Nova has been producing at normal rates in excess of 100,000 b/d gross (34,000 b/d net) since. Petro-Canada and the original equipment manufacturer continue to monitor the temporary repair, while developing plans for a full replacement of the swivel. Replacement of the swivel will require an extended facility outage and is expected to be completed in either 2008 or 2009, as conditions dictate.

During the second quarter of 2007, the SeaRose FPSO in the White Rose field continued to operate reliably, in excess of design capacity, at 124,000 b/d gross (34,100 b/d net). Effective June 1, 2007, White Rose was granted regulatory approval to increase the daily oil production rate on the SeaRose FPSO to 140,000 b/d gross (38,500 b/d net) and to increase the annual oil production rate to 50 MMbbls. Further drilling during the third quarter of 2007 is expected to enable the FPSO to reach these production levels.

PETRO-CANADA

Scheduled Turnarounds

In July 2007, White Rose successfully completed its planned 16-day FPSO turnaround for regulatory inspections, a flare-tip changeout and minor modifications. No additional major turnaround activity is planned for Terra Nova or Hibernia in 2007.

East Coast Canada Royalties

In the second quarter of 2007, East Coast Canada royalties averaged 12%, up from 7% in the second quarter of 2006. Terra Nova production was subject to Tier 1 royalties of 30% of net revenue, or approximately 25% of gross revenues in the second quarter of 2007. Subject to reconciliation and assessment by the Government of Newfoundland and Labrador, White Rose reached simple payout in the second quarter of 2007. As a result, effective royalty rates at White Rose increased from 1% to 5% of gross revenues. In the second quarter of 2007, production from Hibernia continued to be subject to basic royalties of 5% of gross revenue.

Other Developments

The Hibernia operator continued its work on responses to questions raised by the Government of Newfoundland and Labrador regarding its application for the development of the Hibernia South Extension.

International

For reporting purposes, Petro-Canada has consolidated its International activities into two regions: North Sea (the U.K., the Netherlands and Norway sectors) and Other International (Trinidad and Tobago, Libya, Syria and Venezuela). This change better reflects existing production and exploration interests.
	Three months ended June 30,		Six months ended June 30,
(millions of Canadian dollars)	2007	2006	2007	2006
Net earnings (loss) from continuing operations (1)	$195	$(63)	$204	$(344)
Unrealized loss on Buzzard derivative contracts	(28)	(137)	(88)	(286)
Gain on sale of assets	-	13	-	13
Operating earnings (loss) from continuing operations	$223	$61	$292	$(71)
Scott insurance proceeds	-	-	5	-
Income tax adjustments	30	-	30	(242)
Operating earnings from continuing operations adjusted for unusual items	$193	$61	$257	$171
Cash flow from continuing operating activities before changes in non-cash working capital	$417	$179	$639	$390

(1)
International crude oil inventory movements increased net earnings from continuing operations by $15 million before-tax ($21 million after-tax) for the three months ended June 30, 2007. For the six months ended June 30, 2007, International crude oil inventory movements decreased net earnings from continuing operations by $30 million before-tax ($7 million after-tax). The same factor decreased the net loss from continuing operations by $1 million before-tax ($1 million after-tax) and $37 million before-tax (nil million after-tax) for the three and six months ended June 30, 2006, respectively.

Record quarterly operating earnings reflected increased North Sea production as Buzzard continued to ramp up.

International contributed $193 million of operating earnings from continuing operations, adjusted for unusual items, in the second quarter of 2007, up from $61 million recorded in the second quarter of 2006. Higher volumes from the North Sea were partially offset by higher operating costs and increased DD&A expense. Higher operating costs and DD&A expense related primarily to the addition of North Sea projects (Buzzard, De Ruyter and L5b-C).

PETRO-CANADA

In the second quarter of 2007, International had net earnings from continuing operations of $195 million, compared with a net loss of $63 million in the second quarter of 2006. Net earnings from continuing operations in the second quarter of 2007 included a $30 million future income tax recovery and a $28 million unrealized loss on the Buzzard derivative contracts. The net loss from continuing operations in the second quarter of 2006 included a $137 million unrealized loss on the derivative contracts associated with Buzzard and a $13 million gain on asset disposal.

International Production and Pricing

International production from continuing operations increased 49% in the second quarter of 2007, compared with the second quarter of 2006.

In the second quarter of 2007, production from the U.K. and the Netherlands sectors of the North Sea increased by 120%, reflecting the addition of production from Buzzard, De Ruyter and L5b-C, partially offset by anticipated natural declines. Other International production decreased by 1% in the second quarter of 2007, compared with the second quarter of 2006, largely due to an OPEC quota applied in Libya.

	Second Quarter 2007	Second Quarter 2006
Production from continuing operations net (boe/d)
U.K. sector of the North Sea	68,600	29,400
The Netherlands sector of the North Sea	24,200	12,700
North Sea	92,800	42,100
Other International	58,400	59,200
Total International production net	151,200	101,300
Average realized crude oil and NGL prices from continuing operations ($/bbl)	$72.04	$76.88
Average realized natural gas price from continuing operations ($/Mcf)	$6.27	$7.15

International operations’ realized crude oil and NGL prices decreased 6% in the second quarter of 2007, compared with the same period in 2006. Realized prices from continuing operations for natural gas decreased 12% in the second quarter of 2007, compared with the same period in the prior year.

North Sea

In the U.K. sector of the North Sea, Buzzard continued to ramp up with production averaging approximately 157,500 b/d gross (47,100 b/d net) in the second quarter of 2007. The field has eight production wells and is expected to achieve sustained peak production of 200,000 b/d gross (59,800 b/d net) during the third quarter of 2007.

In the Netherlands sector of the North Sea, production from the Petro-Canada operated De Ruyter facility continued at the rated platform capacity of 27,000 b/d gross (about 14,600 b/d net) in the second quarter of 2007.

In Norway, the Company was awarded two additional production licences in the 2006 Awards in Predefined Areas (APA) round in the second quarter of 2007. Petro-Canada is operator on one of the two additional licences, making the Company operator on five of the 14 licences it holds in Norway.

Other International

Production in Libya averaged 46,200 boe/d in the second quarter of 2007, down from 49,800 boe/d in the same quarter of 2006. The application of an OPEC quota, equipment maintenance and pressure surveys constrained production in the second quarter of 2007.

Trinidad and Tobago offshore gas production averaged 73 MMcf/d in the second quarter of 2007, compared with 56 MMcf/d in the second quarter of 2006. Increased production reflected the ability to take advantage of short-term opportunities to supply additional volumes into the Atlantic LNG trains. The Company continued to prepare for exploration drilling on Blocks 1a/b and 22, with drilling operations expected to begin in the third and fourth quarter of 2007, respectively.

PETRO-CANADA

In Venezuela, the Company completed its review of the new commercial structure decreed by the Venezuelan government. Having determined that the new structure would not provide Petro-Canada with a sufficiently material interest in Venezuela, the Company decided to dispose of its interest in the La Ceiba project. In the second quarter of 2007, a settlement was agreed to in principle with the Venezuelan Ministry for Energy and Petroleum to compensate Petro-Canada for its working interest in La Ceiba. The final agreement and settlement is expected to be completed in the third quarter of 2007.

Ebla Gas Project

In the second quarter of 2007, Petro-Canada awarded the contract to complete the FEED for the development and production of 80 MMcf/d of natural gas in Syria, with first gas anticipated in 2010. Seismic operations have commenced and the first wells are expected to spud in the fourth quarter of 2007.

Discontinued Operations

On January 31, 2006, Petro-Canada completed the sale of the Company’s mature producing assets in Syria to a joint venture of companies owned by India’s Oil and Natural Gas Corporation Limited and the China National Petroleum Corporation for net proceeds of $640 million. The sale resulted in a gain on disposal of $134 million recorded in the first quarter of 2006. This sale aligned with Petro-Canada’s strategy to focus on long-life and operated assets within its asset portfolio. Petro-Canada’s activities in Syria remain an important part of the international portfolio, with an active exploration program in Block II and the addition of the Ebla natural gas project in Syria during 2006.

Discontinued Operations	Three months ended June 30,		Six months ended June 30,
(millions of Canadian dollars)	2007	2006	2007	2006
Net earnings from discontinued operations	$-	$-	$-	$152
Gain on sale of assets	-	-	-	134
Operating earnings from discontinued operations	$-	$-	$-	$18
Cash flow from operating activities before changes in non-cash working capital	$-	$-	$-	$17
Production net (boe/d)	-	-	-	11,000
Average realized crude oil and NGL price ($/bbl)	$-	$-	$-	$71.84
Average realized natural gas price ($/Mcf)	$-	$-	$-	$7.94

DOWNSTREAM

	Three months ended June 30,		Six months ended June 30,
(millions of Canadian dollars)	2007	2006	2007	2006
Net earnings	$259	$139	$443	$214
Gain on sale of assets	4	3	5	5
Operating earnings	$255	$136	$438	$209
Income tax adjustments	6	41	6	41
Operating earnings adjusted for unusual items	$249	$95	$432	$168
Cash flow from continuing operating activities before changes in non-cash working capital	$391	$149	$673	$284

Solid execution allowed the Downstream business to capture the benefits of exceptionally high continent-wide refining margins and increased petroleum product demand to deliver record quarterly operating earnings.

In the second quarter of 2007, the Downstream business contributed $249 million of operating earnings adjusted for unusual items, up considerably from $95 million in the same quarter of 2006. The increase in operating earnings adjusted for unusual items reflected higher margins in almost all areas of the business, combined with lower operating costs. Operating costs in the second quarter of 2006 reflected extensive refinery turnarounds. This was partially offset by higher DD&A expense associated with additional capital investment.

The Downstream business recorded net earnings of $259 million in the second quarter of 2007, compared with $139 million in the same quarter of 2006. Net earnings in the second quarter of 2007 included a $4 million gain on the sale of assets and a $6 million future income tax recovery. Net earnings in the second quarter of 2006 included a $3 million gain on the sale of assets and a $41 million future income tax recovery.

PETRO-CANADA

Downstream Operating Earnings Adjusted For Unusual Items

	Second Quarter 2007	Second Quarter 2006
Refining and Supply operating earnings adjusted for unusual items (millions of Canadian dollars)	$217	$78
New York Harbor 3-2-1 crack spread (US$/bbl) (1)	$24.76	$14.67
Marketing operating earnings adjusted for unusual items (millions of Canadian dollars)	$32	$17

The average New York Harbor 3-2-1 refinery crack spread (1) was $24.76 US/bbl in the second quarter of 2007, the highest level seen in any quarter, up nearly 70% from $14.67 US/bbl in the second quarter of 2006. The gain in the 3-2-1 crack spread (1) reflected record low gasoline inventories associated with strong refined petroleum product demand, lower than expected production and flat product supply from Europe. The average international light/heavy crude price differential was $13.45 US/bbl in the second quarter of 2007, compared with $14.90 US/bbl in the second quarter of 2006.

In the second quarter of 2007, total sales of refined petroleum products remained relatively flat at 4.7 billion litres, compared with the same period last year. Sales in the higher margin channels increased by 3%, compared with the previous year, reflecting strong retail demand and solid execution of the Company’s marketing and lubricants sales programs.

Refining and Supply contributed second quarter 2007 operating earnings adjusted for unusual items of $217 million, up significantly compared with $78 million in the same quarter of 2006. Results reflected higher gasoline, distillate, lubricants and petrochemical margins.

Marketing contributed second quarter 2007 operating earnings adjusted for unusual items of $32 million, compared with $17 million in the same quarter of 2006. In the second quarter of 2007, Marketing results reflected increased fuel, lubricants and non-petroleum margins. Marketing margins continue to be impacted in several major markets in Canada by strong competition.

Downstream Turnaround Activity

No major turnarounds are planned at the Company’s Downstream facilities in the remainder of 2007.

Edmonton Refinery Conversion Project

At the Edmonton refinery, the Company is investing to convert the facility to run bitumen-based feedstock. It is expected that the refinery conversion program will enable Petro-Canada to directly upgrade up to 26,000 b/d of bitumen and process up to 48,000 b/d of sour synthetic crude oil, replacing the conventional light crude feedstock refined today.

At the end of the second quarter of 2007, Petro-Canada had completed 34% of the construction and all the major vessels and modules were on site. Of the estimated $2 billion investment, approximately 65% had been committed at the end of the second quarter of 2007. The project is anticipated to start up in the fourth quarter of 2008.

(1)
On January 1, 2007, the New York Harbor 3-2-1 crack spread calculation changed and it is now based on Reformulated Gasoline Blendstock for Oxygenate Blending (RBOB) gasoline (the base for blending gasoline with 10% denatured ethanol) as opposed to conventional gasoline. Due to this change in specification, the 2007 crack spread values are not directly comparable to 2006 values.

PETRO-CANADA

CORPORATE

Shared Services	Three months ended June 30,		Six months ended June 30,
(millions of Canadian dollars)	2007	2006	2007	2006
Net loss	$(58)	$(56)	$(72)	$(145)
Foreign currency translation gain	104	61	120	60
Operating loss	$(162)	$(117)	$(192)	$(205)
Stock-based compensation recovery (expense)	(97)	1	(89)	(41)
Income tax adjustments	(1)	(71)	(1)	(71)
Operating loss adjusted for unusual items	$(64)	$(47)	$(102)	$(93)
Cash flow from continuing operating activities before changes in non-cash working capital	$(197)	$(122)	$(204)	$(196)

Shared Services recorded an operating loss adjusted for unusual items of $64 million in the second quarter of 2007, compared with a loss of $47 million for the same period in 2006. The second quarter 2007 operating loss adjusted for unusual items included a $97 million charge related to the mark-to-market valuation of stock-based compensation, compared with a $1 million recovery in the second quarter of 2006.

Interest expense was $41 million before-tax during the second quarter of 2007, down from $42 million in the second quarter of the prior year.

In the second quarter of 2007, Shared Services recorded a net loss of $58 million, compared with a loss of $56 million in the second quarter of 2006. The net loss from Shared Services included gains on foreign currency translation related to long-term debt.

Cash flow from continuing operating activities before changes in non-cash working capital was affected by two items that typically cause differences between earnings and cash flow from continuing operating activities before changes in non-cash working capital. Tax deferrals resulting from the Company's upstream partnership decreased cash flow from continuing operating activities before changes in non-cash working capital by about $13 million in the quarter, compared with a decrease of $30 million in the same period last year. The inventory valuation method prescribed for income tax purposes in the Downstream business decreased cash flow from continuing operating activities before changes in non-cash working capital by $18 million in the second quarter of 2007, compared with a decrease of $48 million in the second quarter of 2006.

LIQUIDITY AND CAPITAL RESOURCES

Summary of Cash Flows
	Three months ended June 30,		Six months ended June 30,
(millions of Canadian dollars)	2007	2006	2007	2006
Cash flow from continuing operating activities	$1,435	$799	$2,601	$1,685
Decrease in non-cash working capital related to continuing operating activities	(85)	(45)	(85)	(74)
Cash flow from continuing operating activities before changes in non-cash working capital	$1,350	$754	$2,516	$1,611
Cash flow from discontinued operating activities	-	-	-	15
Increase in non-cash working capital related to discontinued operating activities	-	-	-	2
Cash flow from operating activities before changes in non-cash working capital	$1,350	$754	$2,516	$1,628
Net cash outflows from:
Investing activities before changes in non-cash working capital	(771)	(757)	(1,422)	(880)
Financing activities before changes in non-cash working capital	(475)	(392)	(623)	(898)
(Increase) decrease in non-cash working capital	(7)	(37)	(66)	2
Increase (decrease) in cash and cash equivalents	$97	$(432)	$405	$(148)
Cash and cash equivalents	$904	$641	$904	$641

Petro-Canada’s financing strategy is designed to maintain financial strength and flexibility to support profitable growth in all business environments. Two key measures that Petro-Canada uses to measure the Company’s overall financial strength are debt-to-cash flow from continuing operating activities before changes in non-cash working capital and debt-to-debt plus equity. Petro-Canada’s debt-to-cash flow from continuing operating activities before changes in non-cash working capital ratio, a key short-term leverage measure, was 0.6 times at June 30, 2007. This is within the Company’s target range of no more than 2.0 times. Debt-to-debt plus equity, the long-term measure for capital structure, was 18.6% at June 30, 2007, below the Company's target range of 25% to 35%.

PETRO-CANADA

Financial Ratios	June 30, 2007	December 31, 2006	June 30, 2006
Debt-to-cash flow from continuing operating activities before changes in non-cash working capital (times)	0.6	0.8	0.7
Debt-to-debt plus equity (%)	18.6	21.7	22.8

Operating Activities

Excluding cash and cash equivalents and the current portion of long-term debt, the operating working capital deficiency was $1,047 million at the end of the second quarter of 2007, relatively unchanged compared with an operating working capital deficiency of $1,014 million at December 31, 2006.

Investing Activities

	Three months ended June 30,		Six months ended June 30
(millions of Canadian dollars)	2007	2006	2007	2006
Upstream
North American Natural Gas	$116	$121	$321	$334
Oil Sands	106	76	196	195
International & Offshore
East Coast Canada	48	81	86	134
International (1)	172	175	329	296
	442	453	932	959
Downstream
Refining and Supply	292	238	497	475
Sales and Marketing	22	24	36	32
Lubricants	5	32	7	38
	319	294	540	545
Shared Services	7	5	12	6
Total property, plant and equipment and exploration	768	752	1,484	1,510
Other assets	15	23	32	32
Total continuing operations	783	775	1,516	1,542
Discontinued operations	-	-	-	1
Total	$783	$775	$1,516	$1,543

(1)	International excludes capital expenditures related to the mature Syrian producing assets, which were sold by the Company in January 2006.

PETRO-CANADA

Outlook - Capital Expenditures

Capital expenditures from continuing operations in 2007 are expected to be $4,115 million, up slightly from the December 14, 2006 outlook of $4,060 million.

International capital investment in 2007 is expected to increase by $105 million, compared with previous guidance. This increase is due largely to higher offshore drilling costs in Trinidad and Tobago. Capital investment in the Downstream is expected to increase by $75 million, compared with the 2007 outlook. This increase reflects higher forecast spending for the Edmonton refinery conversion project due to the advancement of project spending into 2007 from 2008.  This was partially offset by lower planned spending this year for the proposed Montreal coker. The additional $35 million investment forecast in North American Natural Gas, compared with previous guidance, relates to small-scale acquisition activity. The $150 million decrease forecast in Oil Sands, compared with previous guidance, primarily relates to the timing of capital expenditures for the MacKay River expansion and Fort Hills projects.

Capital Investment by Business Unit	2007 Outlook	2007 Outlook
(millions of Canadian dollars)	As at July 26, 2007	As at December 14, 2006
Upstream
North American Natural Gas	$825	$790
Oil Sands	620	770
International & Offshore
East Coast Canada	205	210
International	970	865
	2,620	2,635
Downstream
Refining and Supply	1,285	1,215
Sales and Marketing	150	150
Lubricants	30	25
	1,465	1,390
Shared Services	30	35
Total continuing operations	$4,115	$4,060

Financing Activities

At the end of the second quarter of 2007, the Company’s syndicated committed credit facilities totalled $2,200 million. The Company also had bilateral demand credit facilities of $964 million. A total of $1,556 million of the credit facilities was used for letters of credit and overdraft coverage as at June 30, 2007. The syndicated facilities also provide liquidity support to Petro-Canada’s commercial paper program. No commercial paper was outstanding at the end of the second quarter of 2007.

As at June 30, 2007, the Company’s unsecured long-term debt securities were rated Baa2 by Moody’s Investors Service, BBB by Standard & Poor’s and A (low) by Dominion Bond Rating Service. The Company’s long-term debt ratings remain unchanged from year-end 2006.

Returning Cash to Shareholders

Petro-Canada’s priority uses of cash are to fund the capital program and profitable growth opportunities, and to return cash to shareholders through dividends and a share buyback program. Petro-Canada renewed its NCIB program for the repurchase of its common shares from June 22, 2007 to June 21, 2008, entitling the Company to purchase up to 5% of its outstanding common shares, subject to certain conditions.

In the second quarter of 2007, the Company repurchased 8 million shares, compared with 7.1 million in the same period last year. The level of activity in the NCIB program in the second quarter of 2007 reflected the use of cash generated by high commodity prices in excess of capital expenditures. The level of activity in the NCIB program during the first two quarters of 2006 reflected the use of proceeds from the sale of the mature Syrian assets to buy back shares. Future share repurchases will be dependent on excess cash available after consideration of the Company’s priority uses of cash.

PETRO-CANADA

	Shares Repurchased		Average Price		Total Cost ($ millions)
Period	2007	2006	2007	2006	2007	2006
First quarter	2,000,000	8,786,800	$43.63	$54.14	$87	$476
Second quarter	8,000,000	7,100,000	$53.44	$49.32	$428	$350
Year-to-date	10,000,000	15,886,800	$51.48	$51.98	$515	$826

Contingent Liabilities and Contractual Obligations

Contractual obligations are summarized in the Company’s 2006 annual MD&A and contingent liabilities are disclosed in Note 25 of the 2006 annual Consolidated Financial Statements. Total contractual obligations at March 31, 2007 were $27.6 billion. During the second quarter of 2007, total contractual obligations decreased by approximately $1 billion due to the strengthening Canadian dollar and lower supply purchase agreement volumes in the Downstream.

Off Balance Sheet

The Company has certain retail licensee agreements that qualify as variable interest entities as described in Note 26 to the 2006 annual Consolidated Financial Statements. These entities are not consolidated as Petro-Canada is not the primary beneficiary and the Company’s maximum exposure to losses from these arrangements is not expected to be material.

RISK

Derivative Contracts

As part of its acquisition of an interest in the Buzzard field in the U.K. sector of the North Sea, Petro-Canada entered into a series of derivative contracts relating to the future sale of crude oil based on Brent crude oil prices. As a result of the increase in Brent crude oil prices in the second quarter of 2007 compared with the first quarter of 2007, the mark-to-market unrealized loss associated with these derivative contracts was $28 million after-tax in the second quarter of 2007. This compares with an unrealized loss of $137 million after-tax in the second quarter of 2006.

As at June 30, 2007, there was no material change in the Company’s risks or risk management activities since December 31, 2006. Petro-Canada’s risk management activities are conducted in accordance with the policies and guidelines established by the Board of Directors. Readers should refer to Petro-Canada’s 2006 AIF and the risk management section of the 2006 annual MD&A.

SHAREHOLDER INFORMATION

As at June 30, 2007, Petro-Canada’s outstanding common shares totalled 488.8 million and averaged 493.1 million during the second quarter of 2007. This figure compares with outstanding common shares of 500.8 million as at June 30, 2006 and average shares outstanding of 505.3 million for the quarter ended June 30, 2006.

Petro-Canada will hold a conference call to discuss these results with investors on Thursday, July 26, 2007 at 9:00 a.m. eastern daylight time (EDT). To participate, please call 1-888-458-1598 (toll-free in North America), 00-800-8358-7111 (toll-free internationally), 416-883-0139 or 403-232-6311 at 8:55 a.m. EDT and enter access code 63215#. Media are invited to ask questions at the end of the call. Those who are unable to listen to the call live may listen to a recording of the call approximately one hour after its completion by dialing 1-877-653-0545 (toll-free in North America) or 403-232-0933 (pass code number 506954#). A live audio broadcast of the conference call will be available on Petro-Canada's website at http://www.petro-canada.ca/en/investors/845.aspx on July 26, 2007 at 9:00 a.m. EDT. Approximately one hour after the call, a recording will be available on Petro-Canada’s website.

PETRO-CANADA

SELECT OPERATING DATA
June 30, 2007

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006
Before Royalties
Crude oil and NGL production net (Mb/d)
North American Natural Gas (1)	12.6	14.2	12.5	14.4
Oil Sands	52.4	45.6	56.0	45.7
International & Offshore
East Coast Canada	108.4	64.1	102.8	71.7
International
North Sea	84.7	31.3	74.7	33.0
Other International (2)	46.2	49.8	46.4	50.2
	304.3	205.0	292.4	215.0

Natural gas production net, excluding injectants (MMcf/d)
North American Natural Gas (1)	599	605	602	620
International
North Sea	49	65	58	72
Other International (2)	73	56	74	61
	721	726	734	753

Total production from continuing operations (Mboe/d) net before royalties (3)	425	326	415	340
Discontinued operations
Crude oil and NGL production net (Mb/d)	-	-	-	10.2
Natural gas production net, excluding injectants (MMcf/d)	-	-	-	4
Total production from discontinued operations (Mboe/d) net before royalties (3)	-	-	-	11
Total production (Mboe/d) net before royalties (3)	425	326	415	351
After Royalties
Crude oil and NGL production net (Mb/d)
North American Natural Gas (1)	10.0	10.7	9.8	10.9
Oil Sands	47.6	42.3	51.4	42.7
International & Offshore
East Coast Canada	95.1	59.8	90.9	65.5
International
North Sea	84.7	31.3	74.7	33.0
Other International (2)	41.8	45.2	41.6	45.4
	279.2	189.3	268.4	197.5

Natural gas production net, excluding injectants (MMcf/d)
North American Natural Gas (1)	470	491	473	487
International
North Sea	49	65	58	72
Other International (2)	37	28	44	30
	556	584	575	589

Total production from continuing operations (Mboe/d) net after royalties (3)	372	287	364	296
Discontinued operations
Crude oil and NGL production net (Mb/d)	-	-	-	2.7
Natural gas production net, excluding injectants (MMcf/d)	-	-	-	1
Total production from discontinued operations (Mboe/d) net after royalties (3)	-	-	-	3
Total production (Mboe/d) net after royalties (3)	372	287	364	299
Petroleum product sales (thousands of m3/d)
Gasoline	24.4	25.3	23.6	23.8
Distillates	17.9	18.4	20.3	19.7
Other, including petrochemicals	9.4	7.8	8.5	7.2
	51.7	51.5	52.4	50.7

Crude oil processed by Petro-Canada (thousands of m3/d)	41.1	32.3	40.0	35.9
Average refinery utilization (%)	102	80	99	89
Downstream operating earnings after-tax (cents/litre)	5.4	2.9	4.6	2.3

(1)	North American Natural Gas includes Western Canada and U.S. Rockies.
(2)	Other International excludes production relating to the mature Syrian producing assets, which were sold in January 2006 and reported as discontinued operations.
(3)	Natural gas converted at six Mcf of natural gas to one bbl of oil.

PETRO-CANADA

AVERAGE PRICE REALIZED
June 30, 2007

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006
Crude oil and NGL ($/bbl)
North American Natural Gas (1)	63.74	69.99	60.92	66.01
Oil Sands	56.32	64.09	54.40	53.43
International & Offshore
East Coast Canada	75.29	75.85	70.81	72.36
International
North Sea	70.31	76.29	68.73	73.67
Other International	75.31	77.27	71.01	74.28
Total crude oil and NGL from continuing operations	70.14	73.18	66.73	68.52
Discontinued operations	-	-	-	71.84
Total crude oil and NGL	70.14	73.18	66.73	68.67
Natural gas ($/Mcf)
North American Natural Gas (1)	6.87	6.17	7.13	7.45
International
North Sea	7.54	8.17	8.13	9.29
Other International	4.59	5.08	4.76	5.74
Total natural gas from continuing operations	6.79	6.31	7.06	7.53
Discontinued operations	-	-	-	7.94
Total natural gas	6.79	6.31	7.06	7.54

(1)	North American Natural Gas includes Western Canada and the U.S. Rockies.

EFFECTIVE ROYALTY RATES
June 30, 2007

	Three months ended June 30,		Six months ended June 30,
(% of sales revenues)	2007	2006	2007	2006
North American Natural Gas	22%	20%	21%	22%
Oil Sands	9%	7%	8%	6%
International & Offshore
East Coast Canada	12%	7%	12%	9%
International
North Sea	-	-	-	-
Other International	18%	16%	17%	17%
Total continuing operations	12%	12%	12%	13%
Discontinued operations	-	-	-	74%
Total	12%	12%	12%	15%

PETRO-CANADA

SHARE INFORMATION
June 30, 2007

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006
Weighted-average common shares outstanding (millions)	493.1	505.3	495.1	508.8
Weighted-average diluted common shares outstanding (millions)	498.3	511.7	500.2	515.5
Net earnings - basic ($/share)	1.71	0.93	2.90	1.33
- diluted ($/share)	1.70	0.92	2.87	1.32
Operating earnings from continuing operations adjusted for unusual items - basic ($/share)	1.63	0.94	2.80	1.89
- diluted ($/share)	1.62	0.93	2.77	1.86
Cash flow from continuing operating activities before changes in non-cash working capital ($/share)	2.74	1.49	5.08	3.17
Dividends ($/share)	0.13	0.10	0.26	0.20
Toronto Stock Exchange:
Share price (1) - High	57.20	57.80	57.20	58.59
- Low	45.10	46.11	41.02	46.11
- Close at June 29	56.75	52.96	56.75	52.96
Shares traded (millions)	125.0	124.2	288.3	264.5
New York Stock Exchange:
Share price (2) - High	53.27	51.11	53.27	51.11
- Low	38.91	41.31	34.91	41.20
- Close at June 29	53.16	47.41	53.16	47.41
Shares traded (millions)	37.8	38.2	81.7	72.0

(1)	Share price is in Canadian dollars and represents the closing price.
(2)	Share price is in U.S. dollars and represents the closing price.

PETRO-CANADA

SELECT FINANCIAL DATA
June 30, 2007
(unaudited, millions of Canadian dollars)

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006

Net earnings
Upstream
North American Natural Gas	$80	$97	$152	$236
Oil Sands	33	101	76	82
International & Offshore
East Coast Canada	334	254	590	483
International	223	61	292	(71)
Downstream	255	136	438	209
Shared Services	(162)	(117)	(192)	(205)
Operating earnings from continuing operations	$763	$532	$1,356	$734
Foreign currency translation gain	104	61	120	60
Unrealized loss on Buzzard derivative contracts	(28)	(137)	(88)	(286)
Gain on sale of assets	6	16	47	18
Discontinued operations	-	-	-	152
Net earnings	$845	$472	$1,435	$678

Cash flow from continuing operating activities before changes in non-cash working capital
Cash flow from continuing operating activities	$1,435	$799	$2,601	$1,685
Decrease in non-cash working capital related to continuing operating activities	(85)	(45)	(85)	(74)
Cash flow from continuing operating activities before changes in non-cash working capital	$1,350	$754	$2,516	$1,611

Average capital employed (1)
Upstream			$7,877	$8,024
Downstream			4,659	3,784
Shared Services			338	191
Total Company			$12,874	$11,999

Return on capital employed (1) (%)
Upstream			25.2	22.5
Downstream			15.1	11.3
Total Company			20.2	17.7

Operating return on capital employed (1) (%)
Upstream			25.2	25.0
Downstream			14.9	10.9
Total Company			19.6	18.1

Return on equity (1) (%)			24.4	22.1

Debt			2,532	2,775
Cash and cash equivalents (1)			904	641
Debt-to-cash flow from continuing operating activities before changes in non-cash working capital (times)			0.6	0.7
Debt-to-debt plus equity (%)			18.6	22.8

(1)	Includes discontinued operations.

PETRO-CANADA

CONSOLIDATED STATEMENT OF EARNINGS (unaudited)
For the periods ended June 30
(millions of Canadian dollars, except per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006

Revenue
Operating	$5,529	$4,836	$10,396	$9,251
Investment and other income (expense) (Note 5)	(51)	(106)	(77)	(333)
	5,478	4,730	10,319	8,918
Expenses
Crude oil and product purchases	2,522	2,578	4,830	4,678
Operating, marketing and general	986	782	1,813	1,603
Exploration	100	78	242	175
Depreciation, depletion and amortization	516	312	957	647
Unrealized gain on translation of foreign currency denominated long-term debt	(124)	(73)	(141)	(71)
Interest	41	42	83	87
	4,041	3,719	7,784	7,119

Earnings from continuing operations before income taxes	1,437	1,011	2,535	1,799

Provision for income taxes (Note 6)
Current	606	626	1,097	1,158
Future	(14)	(87)	3	115
	592	539	1,100	1,273

Net earnings from continuing operations	845	472	1,435	526

Net earnings from discontinued operations (Note 4)	-	-	-	152

Net earnings	$845	$472	$1,435	$678

Earnings per share from continuing operations (Note 7)
Basic	$1.71	$0.93	$2.90	$1.03
Diluted	$1.70	$0.92	$2.87	$1.02

Earnings per share (Note 7)
Basic	$1.71	$0.93	$2.90	$1.33
Diluted	$1.70	$0.92	$2.87	$1.32

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (unaudited) (Note 3)
For the periods ended June 30
(millions of Canadian dollars)

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006

Net earnings	$845	$472	$1,435	$678
Other comprehensive income, net of tax
Change in foreign currency translation adjustment	(203)	38	(196)	93
Comprehensive income	$642	$510	$1,239	$771

See accompanying Notes to Consolidated Financial Statements

PETRO-CANADA

CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)
For the periods ended June 30
(millions of Canadian dollars)

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006

Operating activities
Net earnings	$845	$472	$1,435	$678
Less: Net earnings from discontinued operations	-	-	-	152
Net earnings from continuing operations	845	472	1,435	526
Items not affecting cash flow from continuing operating activities:
Depreciation, depletion and amortization	516	312	957	647
Future income taxes	(14)	(87)	3	115
Accretion of asset retirement obligations	17	14	34	27
Unrealized gain on translation of foreign currency denominated long-term debt	(124)	(73)	(141)	(71)
Gain on sale of assets	(8)	(18)	(70)	(20)
Unrealized loss associated with the Buzzard derivative contracts (Note 12)	40	108	128	327
Other	7	7	7	13
Exploration expenses	71	19	163	47
Decrease in non-cash working capital related to continuing operating activities	85	45	85	74
Cash flow from continuing operating activities	1,435	799	2,601	1,685
Cash flow from discontinued operating activities (Note 4)	-	-	-	15
Cash flow from operating activities	1,435	799	2,601	1,700

Investing activities
Expenditures on property, plant and equipment and exploration	(768)	(752)	(1,484)	(1,511)
Proceeds from sale of assets (Note 4)	12	18	94	663
Increase in other assets	(15)	(23)	(32)	(32)
Increase in non-cash working capital related to investing activities	(92)	(82)	(151)	(70)
Cash used in investing activities	(863)	(839)	(1,573)	(950)

Financing activities
Repayment of long-term debt	(1)	(2)	(3)	(4)
Proceeds from issue of common shares (Note 9)	18	11	24	33
Purchase of common shares (Note 9)	(428)	(350)	(515)	(826)
Dividends on common shares	(64)	(51)	(129)	(101)
Cash used in financing activities	(475)	(392)	(623)	(898)

Increase (decrease) in cash and cash equivalents	97	(432)	405	(148)
Cash and cash equivalents at beginning of period	807	1,073	499	789
Cash and cash equivalents at end of period	$904	$641	$904	$641

See accompanying Notes to Consolidated Financial Statements

PETRO-CANADA

CONSOLIDATED BALANCE SHEET (unaudited)
As at June 30, 2007
(millions of Canadian dollars)

	June 30, 2007	December 31, 2006
Assets
Current assets
Cash and cash equivalents	$904	$499
Accounts receivable	1,746	1,600
Inventories	737	632
Future income taxes	200	95
	3,587	2,826

Property, plant and equipment, net	18,463	18,577
Goodwill	734	801
Other assets (Note 3)	362	442
	$23,146	$22,646

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued liabilities (Note 12)	$3,573	$3,319
Income taxes payable	157	22
Current portion of long-term debt (Note 8)	4	7
	3,734	3,348

Long-term debt (Notes 3 and 8)	2,528	2,887
Other liabilities (Note 12)	1,682	1,826
Asset retirement obligations	1,159	1,170
Future income taxes	2,973	2,974

Shareholders' equity
Common shares (Note 9)	1,365	1,366
Contributed surplus (Note 9)	26	469
Retained earnings	9,826	8,557
Accumulated other comprehensive income (Note 3)
Foreign currency translation adjustment	(147)	49
	11,070	10,441
	$23,146	$22,646

CONSOLIDATED STATEMENT OF RETAINED EARNINGS (unaudited)
For the periods ended June 30
(millions of Canadian dollars)

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006

Retained earnings at beginning of period	$9,090	$7,174	$8,557	$7,018
Cumulative effect of adopting new accounting standards (Note 3)	-	-	8	-
Net earnings	845	472	1,435	678
Dividends on common shares	(64)	(51)	(129)	(101)
Charges for normal course issuer bid (Note 9)	(45)	-	(45)	-
Retained earnings at end of period	$9,826	$7,595	$9,826	$7,595

See accompanying Notes to Consolidated Financial Statements

PETRO-CANADA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
(millions of Canadian dollars)

1. SEGMENTED INFORMATION FROM CONTINUING OPERATIONS
Three months ended June 30,
	Upstream
					International & Offshore
	North American Natural Gas		Oil Sands		East Coast Canada		International		Downstream		Shared Services		Consolidated
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006

Revenue
Sales to customers	$359	$357	$147	$132	$780	$531	$911	$611	$3,332	$3,205	$-	$-	$5,529	$4,836
Investment and other income (expense) (1)	4	2	2	-	(6)	3	(39)	(111)	(1)	5	(11)	(5)	(51)	(106)
Inter-segment sales	83	83	221	208	109	35	-	-	3	3	-	-
Segmented revenue	446	442	370	340	883	569	872	500	3,334	3,213	(11)	(5)	5,478	4,730
Expenses
Crude oil and product purchases	62	66	124	90	211	127	-	-	2,121	2,299	4	(4)	2,522	2,578
Inter-segment transactions	2	-	6	6	2	3	-	-	406	320	-	-
Operating, marketing and general	120	118	156	128	59	61	115	70	358	388	178	17	986	782
Exploration	41	24	5	6	5	2	49	46	-	-	-	-	100	78
Depreciation, depletion and amortization	109	98	40	24	111	54	180	76	72	57	4	3	516	312
Unrealized gain on translation of foreign currency denominated long-term debt	-	-	-	-	-	-	-	-	-	-	(124)	(73)	(124)	(73)
Interest	-	-	-	-	-	-	-	-	-	-	41	42	41	42
	334	306	331	254	388	247	344	192	2,957	3,064	103	(15)	4,041	3,719
Earnings (loss) from continuing operations before income taxes	112	136	39	86	495	322	528	308	377	149	(114)	10	1,437	1,011
Provision for income taxes
Current (Note 6)	41	82	(16)	5	187	109	368	308	61	56	(35)	66	606	626
Future (Note 6)	(10)	(43)	21	(20)	(26)	(41)	(35)	63	57	(46)	(21)	-	(14)	(87)
	31	39	5	(15)	161	68	333	371	118	10	(56)	66	592	539
Net earnings (loss) from continuing operations	$81	$97	$34	$101	$334	$254	$195	$(63)	$259	$139	$(58)	$(56)	$845	$472
Expenditures on property, plant and equipment and exploration from continuing operations (2)	$116	$121	$106	$76	$48	$81	$172	$175	$319	$294	$7	$5	$768	$752
Cash flow from continuing operating activities	$247	$167	$160	$54	$346	$259	$356	$186	$320	$277	$6	$(144)	$1,435	$799
Total assets from continuing operations	$4,032	$3,701	$2,985	$2,770	$2,369	$2,452	$5,766	$5,290	$7,293	$6,036	$701	$526	$23,146	$20,775

(1)
Investment and other income (expense) for the International segment includes unrealized losses relating to the Buzzard derivative contracts of $40 million for the three months ended June 30, 2007 ($108 million for the three months ended June 30, 2006) (Notes 5 and 12).

(2)	Consolidated expenditures include capitalized interest in the amount of $7 million for the three months ended June 30, 2007 ($7 million for the three months ended June 30, 2006).

PETRO-CANADA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
(millions of Canadian dollars)

1. SEGMENTED INFORMATION FROM CONTINUING OPERATIONS (Note 4)
Six months ended June 30,
	Upstream
					International & Offshore
	North American Natural Gas		Oil Sands		East Coast Canada		International		Downstream		Shared Services		Consolidated
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006

Revenue
Sales to customers	$708	$808	$313	$248	$1,381	$919	$1,575	$1,315	$6,419	$5,961	$-	$-	$10,396	$9,251
Investment and other income (expense) (1)	65	1	-	-	(6)	(1)	(129)	(334)	(4)	2	(3)	(1)	(77)	(333)
Inter-segment sales	168	178	443	363	238	157	-	-	7	7	-	-
Segmented revenue	941	987	756	611	1,613	1,075	1,446	981	6,422	5,970	(3)	(1)	10,319	8,918
Expenses
Crude oil and product purchases	103	136	254	201	387	172	-	-	4,079	4,171	7	(2)	4,830	4,678
Inter-segment transactions	4	2	10	17	4	5	-	-	838	681	-	-
Operating, marketing and general	244	223	287	263	118	108	277	160	710	742	177	107	1,813	1,603
Exploration	97	72	24	12	9	1	112	90	-	-	-	-	242	175
Depreciation, depletion and amortization	217	198	79	61	214	119	298	156	141	110	8	3	957	647
Unrealized gain on translation of foreign currency denominated long-term debt	-	-	-	-	-	-	-	-	-	-	(141)	(71)	(141)	(71)
Interest	-	-	-	-	-	-	-	-	-	-	83	87	83	87
	665	631	654	554	732	405	687	406	5,768	5,704	134	124	7,784	7,119
Earnings (loss) from continuing operations before income taxes	276	356	102	57	881	670	759	575	654	266	(137)	(125)	2,535	1,799
Provision for income taxes
Current (Note 6)	102	166	(10)	(10)	325	233	626	668	117	92	(63)	9	1,097	1,158
Future (Note 6)	(19)	(46)	35	(15)	(34)	(46)	(71)	251	94	(40)	(2)	11	3	115
	83	120	25	(25)	291	187	555	919	211	52	(65)	20	1,100	1,273
Net earnings (loss) from continuing operations	$193	$236	$77	$82	$590	$483	$204	$(344)	$443	$214	$(72)	$(145)	$1,435	$526
Expenditures on property, plant and equipment and exploration from continuing operations (2)	$321	$334	$196	$195	$86	$134	$329	$296	$540	$545	$12	$6	$1,484	$1,510
Cash flow from continuing operating activities	$406	$408	$229	$107	$827	$605	$633	$489	$534	$292	$(28)	$(216)	$2,601	$1,685
Total assets from continuing operations	$4,032	$3,701	$2,985	$2,770	$2,369	$2,452	$5,766	$5,290	$7,293	$6,036	$701	$526	$23,146	$20,775

(1)
Investment and other income (expense) for the International segment includes unrealized losses relating to the Buzzard derivative contracts of $128 million for the six months ended June 30, 2007 ($327 million for the six months ended June 30, 2006) (Notes 5 and 12).

(2)	Consolidated expenditures include capitalized interest in the amount of $13 million for the six months ended June 30, 2007 ($14 million for the six months ended June 30, 2006).

PETRO-CANADA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
(millions of Canadian dollars, unless otherwise stated)

2.	BASIS OF PRESENTATION

The note disclosure requirements for annual financial statements provide additional disclosure to that required for interim financial statements. Accordingly, these interim Consolidated Financial Statements should be read in conjunction with the December 31, 2006 audited Consolidated Financial Statements. The interim Consolidated Financial Statements are presented in accordance with Canadian generally accepted accounting principles and follow the accounting policies summarized in the notes to the annual Consolidated Financial Statements, except for changes as described in Note 3.

3.	CHANGES IN ACCOUNTING POLICIES

The Company adopted Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, Comprehensive Income; Section 3855, Financial Instruments - Recognition and Measurement; Section 3861, Financial Instruments - Presentation and Disclosure; and Section 3865, Hedges on January 1, 2007.

As a result of adopting CICA Section 1530, Comprehensive Income, a new Statement of Comprehensive Income forms part of the Company’s Consolidated Financial Statements. Gains and losses from the translation into Canadian dollars of assets and liabilities, including associated long-term debt, of the Company’s self-sustaining foreign operations are now presented as a separate component of other comprehensive income (loss) in the Consolidated Statement of Comprehensive Income. Accumulated other comprehensive income (loss) is presented as a separate component of shareholders’ equity in the Consolidated Balance Sheet. Previously, these gains and losses were deferred and included in the foreign currency translation adjustment as part of shareholders’ equity.

As a result of adopting CICA Section 3855, Financial Instruments - Recognition and Measurement, long-term debt is measured at fair value when initially recognized and, after initial recognition, at amortized cost using the effective interest method. Transaction costs and premiums or discounts directly attributable to the issuance of long-term debt are now added to the fair value on initial recognition. Previously, these amounts were deferred and amortized using the straight line method over the term of the debt. Unamortized amounts were separately presented in other assets on the Consolidated Balance Sheet. In accordance with the transitional provisions, prior periods have not been restated as a result of adopting this new accounting standard. To recognize the cumulative prior period effect, the following balance sheet categories were impacted on January 1, 2007:

Increase / (Decrease)
Other assets	$(101)
Long-term debt	(112)
Future income taxes liability	3
Retained earnings	8

There is no other material impact on the Consolidated Financial Statements for adoption of these new standards.

4.	DISCONTINUED OPERATIONS

On January 31, 2006, the Company completed the sale of its mature producing assets in Syria for net proceeds of $640 million, resulting in a gain on sale of $134 million.

The accounting for discontinued operations results in a reduction of the Consolidated Statement of Earnings balances as follows:

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006
Revenue (1)	$-	$-	$-	$168
Expenses
Operating, marketing and general	-	-	-	6
-		-	-	6
Earnings from discontinued operations before income taxes	-	-	-	162
Provision for income taxes	-	-	-	10
Net earnings from discontinued operations	$-	$-	$-	$152

(1)	Revenue includes the gain on sale of $134 million.

PETRO-CANADA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
(millions of Canadian dollars, unless otherwise stated)

5.	INVESTMENT AND OTHER INCOME (EXPENSE)

Investment and other income (expense) includes net losses on derivative contracts (Note 12) of $48 million and $141 million for the three and six months ended June 30, 2007, respectively ($110 million and $334 million for the three and six months ended June 30, 2006) and net gains on sales of assets of $8 million and $70 million for the three and six months ended June 30, 2007, respectively ($18 million and $20 million for the three and six months ended June 30, 2006).

6.	INCOME TAXES

The provisions for future income taxes for the three and six months ended June 30, 2007 and June 30, 2006 were reduced by $18 million and $63 million respectively due to reductions in the Canadian federal and provincial income tax rates. The adjustments were allocated to the segments as a decrease (increase) to the tax provisions as follows: North American Natural Gas - $1 million ($6 million for the three and six months ended June 30, 2006), Oil Sands - $7 million ($44 million for the three and six months ended June 30, 2006), East Coast Canada - $5 million ($37 million for the three and six months ended June 30, 2006), International - $nil ($(64) million for the three and six months ended June 30, 2006), Downstream - $6 million ($41 million for the three and six months ended June 30, 2006) and Shared Services $(1) million ($(1) million for the three and six months ended June 30, 2006).

The provision for future income taxes for the three and six months ended June 30, 2007 was reduced by $30 million as a result of the increase in the U.K. supplemental corporate income tax rate and the resulting impact of 2005 qualifying capital expenditures being deducted at the increased rate. The provision for future income taxes for the six months ended June 30, 2006 includes a $242 million charge due to the enacted increase in the U.K. supplemental corporate income tax rate. The adjustments were allocated to the Company’s International business segment.

The provision for current taxes for the three and six months ended June 30, 2006 was increased by $70 million due to the
Quebec government enacting retroactive tax legislation. The adjustment was allocated to Shared Services.

7.	EARNINGS PER SHARE

The following table provides the common shares used in calculating earnings per share amounts:

	Three months ended June 30,		Six months ended June 30,
(millions)	2007	2006	2007	2006
Weighted-average number of common shares outstanding - basic	493.1	505.3	495.1	508.8
Effect of dilutive stock options	5.2	6.4	5.1	6.7
Weighted-average number of common shares outstanding - diluted	498.3	511.7	500.2	515.5

8.	LONG-TERM DEBT

	Maturity	June 30, 2007(Note 3)	December 31, 2006
Debentures and notes 5.95% unsecured senior notes ($600 million US)	2035	$622	$699
5.35% unsecured senior notes ($300 million US)	2033	271	349
7.00% unsecured debentures ($250 million US)	2028	255	291
7.875% unsecured debentures ($275 million US)	2026	287	321
9.25% unsecured debentures ($300 million US)	2021	316	349
5.00% unsecured senior notes ($400 million US)	2014	420	466
4.00% unsecured senior notes ($300 million US)	2013	298	349
Capital leases	2007-2022	63	70
		2,532	2,894
Current portion		(4)	(7)
		$2,528	$2,887

PETRO-CANADA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
(millions of Canadian dollars, unless otherwise stated)

9.	SHAREHOLDERS’ EQUITY

Changes in common shares and contributed surplus were as follows:

	Shares	Amount	Contributed Surplus
Balance at December 31, 2006	497,538,385	$1,366	$469
Issued under employee stock option and share purchase plans	1,237,235	27	(1)
Repurchased under normal course issuer bid	(10,000,000)	(28)	(442)
Balance at June 30, 2007	488,775,620	$1,365	$26

In June 2007, the Company renewed its normal course issuer bid (NCIB) program to repurchase up to 25 million of its outstanding common shares during the period from June 22, 2007 to June 21, 2008, subject to certain conditions. During the three and six months ended June 30, 2007, the Company purchased 8,000,000 common shares at a cost of $428 million and 10,000,000 common shares at a cost of $515 million, respectively (7,100,000 common shares at a cost of $350 million and 15,886,800 common shares at a cost of $826 million during the three and six months ended June 30, 2006). The excess of the purchase price over the carrying amount of the shares purchased was recorded as a reduction of contributed surplus and retained earnings.

10.	STOCK-BASED COMPENSATION

The total stock-based compensation expense (recovery) recorded was $153 million and $139 million for the three and six months ended June 30, 2007, respectively ($(3) million and $62 million for the three and six months ended June 30, 2006).

(a)	Stock Option and Performance Share Unit (PSU) Plans

Changes in the number of outstanding stock options and PSUs were as follows:

	Stock Options		PSUs
	Number	Weighted-Average Exercise Price	Number
Balance at December 31, 2006	20,714,733	$31	1,482,986
Granted	3,323,800	44	242,139
Exercised for common shares	(1,237,235)	20	n/a
Surrendered for cash payment	(451,565)	32	n/a
Cancelled/Expired	(222,750)	43	(555,358)
Balance at June 30, 2007	22,126,983	$34	1,169,767

(b)	Stock Appreciation Rights (SAR)

Commencing 2007, the Company approved the issuance of SARs to certain employees, which entitle the holder to receive a cash payment equal to the difference between the stated exercise price and the market price of the Company’s common shares on date of surrender. The vesting period and other terms are similar to the terms of the Company’s existing stock option plan. At the time of grant the exercise price approximates the market price. The following SARs have been granted:

	SARs
	Number	Weighted-Average Exercise Price
Balance at December 31, 2006	-	$-
Granted	3,650,000	44
Cancelled	(72,650)	44
Balance at June 30, 2007	3,577,350	$44

PETRO-CANADA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
(millions of Canadian dollars, unless otherwise stated)

11.	EMPLOYEE FUTURE BENEFITS

The Company maintains pension plans with defined benefit and defined contribution provisions and provides certain health care and life insurance benefits to its qualifying retirees. The expenses associated with these plans are as follows:

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006
Pension Plans:
Defined benefit plans
Employer current service cost	$10	$10	$20	$20
Interest cost	22	21	44	42
Expected return on plan assets	(28)	(25)	(56)	(50)
Amortization of transitional asset	(2)	(2)	(3)	(4)
Amortization of net actuarial losses	11	13	22	26
	13	17	27	34

Defined contribution plans	5	4	9	8
	$18	$21	$36	$42

Other post-retirement plans:
Employer current service cost	$2	$1	$3	$2
Interest cost	3	3	6	6
Amortization of transitional obligation	-	1	2	2
	$5	$5	$11	$10

The Company expects to contribute $115 million to its pension plans in 2007.

12.	FINANCIAL INSTRUMENTS AND DERIVATIVES

Investment and other income (expense) includes unrealized gains and losses on the outstanding derivative contracts associated with the 2004 acquisition of an interest in the Buzzard field in the U.K. sector of the North Sea. These contracts resulted in unrealized losses of $40 million and $128 million for the three and six months ended June 30, 2007, respectively ($108 million and $327 million for the three and six months ended June 30, 2006).

Investment and other income (expense) includes unrealized losses on all derivative contracts of $45 million and $125 million for the three and six months ended June 30, 2007, respectively ($108 million and $327 million for the three and six months ended June 30, 2006). As at June 30, 2007, accounts receivable, accounts payable and other liabilities include $2 million, $499 million, and $1,114 million, respectively, relating to unrealized mark-to-market amounts on derivative contracts.

13.	RECENT ACCOUNTING PRONOUNCEMENTS

In June 2007, Canada's Accounting Standards Board (AcSB) issued CICA Handbook section 3031, Inventories. This new standard provides considerable guidance when determining the cost of inventory. Where costs of inventory items cannot be specifically identified, costs must be assigned consistently on either a "first-in, first-out" (FIFO) or weighted average cost basis. A "last-in first-out" (LIFO) cost basis is no longer acceptable. The standard is effective for fiscal periods beginning on or after January 1, 2008 and requires the retroactive application to prior period financial statements. Converting the cost of crude oil and refined products from a LIFO to FIFO costing basis will significantly increase inventories, future income taxes (liability), and retained earnings. The impact of adoption will be based upon December 31, 2007 amounts.